Securities and Exchange
Commission
                                          Washington, D.C.
20549

                                               Schedule 13G

                              Under the Securities and
Exchange Act of 1934

 Richardson Electric Ltd
(Name of Issue)


Common
(Title of Class of Securities)


763165107
(Cusip number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act
(however,  see the
Notes).


Cusip Number:    763165107              13G


1.       Investment Advisers, Inc.
2.       Check the appropriate box if a member of a
group:(a) [   ](b) [   ]
3.       SEC Use only
4.       Citizenship or place of organization:  Delaware
5.       Sole voting power:  343,000
6.       Shared voting power: 134,300
7.       Sole Dispositive power:  343,000
8.       Shared dispositive power:  134,300
9.       Aggregate amount beneficially owned by each
reporting person:  477,300
10.      Percent of class represented by amount in Row 9:
5.4%
11.      Type of Person Reporting*:  IA

Item 1.           (a)      Name of Issuer:  Richardson
Electric Ltd.
         (b)      Address of Issuer's Principal Executive
Offices:
     40W267 Keslinger Road
     Lafox,  IL  60147


Item 2.           (a)      Investment Advisors, Inc.
         (b)      3700 First Bank Place, Box 357,
Minneapolis, MN 55440
         (c)      Delaware
         (d)      Title of Class of Securities:  Common
         (e)      Cusip Number:  763165107


Item 3            (e)Investment Advisor registered under
Section 203 of the
                  Investment Advisors Act of 1940.

Item 4.           (a)      Amount beneficially owned:
477,300
         (b)      Percent of Class:  5.4%
         (c) Number of shares as to which such person has:

                  (I)      Sole power to vote:  343,000

                  (ii) Shared power to vote:  134,300

                  (iii) Sole power to dispose or direct
disposition of:  343,000

                  (iv)Shared power to dispose or direct
disposition of:  134,300

Item 5.       If this statement is being filed to report the
fact that as of
                  the date hereof the reporting person has
ceased to be the
                  beneficial owner of more than five percent
of the class of
                  securities, check the following:  [     ]

Item              6. The shares  referred  to in this filing
are held by various
                  custodian  banks for various  clients of
Investment  Advisors,
                  Inc. None of the individual  clients or
custodian  banks holds
                  more than 5% or more of the shares.


Item 7.                    Not applicable.

Item 8.                    Not applicable.

Item 9.                    Not applicable.

Item 10.                   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date:  1/30/98


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance